Genetic Technologies

Authorised by George Muchnicki (CEO)

Genetic Technologies Limited
60-66 Hanover Street Fitzroy, 3065 Australia
T: +61 3 8412 7000

Personalised, Precision medicine.



geneType

Genetic based preventative health platform

ASX GTG
NASDAQ GENE
AGM Presentation
December 10th 2020


colorectal cancer
breast cancer
Prostate cancer
Type 2 diabetes
CVD (HD & AF)
melanoma
Depression
COVID-19 SDR
BRCA
LYNCH Syndrome

Coming soon

Notice: Forward looking statements

The purpose of the presentation is to provide an update of the business of Genetic Technologies Limited ACN: 009 212 328 (ASX:GTG; NASDAQ:GENE). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by Genetic Technologies and should not be relied upon as an independent source of information. Please refer to the Company's website and/or the Company's filings to the ASX and SEC for further information.

The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Genetic Technologies' control. Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks. Because actual results could differ materially to assumptions made and Genetic Technologies' current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution. Additionally, the INSIGHT investigator sponsored clinical trial described in this presentation is controlled by the lead investigator and therefore Genetic Technologies has no control over this clinical trial. This presentation should not be relied on as a recommendation or forecast by Genetic Technologies. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.

Our Board



Dr. Jerzy "George" Muchnicki
MBBS
Executive Director & Chief Executive Officer (Interim



Dr. Lindsay Wakefield
MBBS
Non-Executive Director



Mr. Peter Rubinstein
BSc, BEc, LLB
Chairman & Non-Executive Director



Mr Nick Burrows
BSc, BEc, LLB
B.Com, FAICD, FCA, FGIA, FTIA, F Fin
Non-Executive Director

Genetic Technologies - Leader in Genomics

- **Over a decade developing polygenic risk scores** - for major oncological, metabolic and degenerative diseases
- **Strong scientific leadership under Dr Richard Allman** – a pioneer in the development of polygenic risk scores
- **Academic collaborations with some of the most prestigious academic institutions in the world**
- **Delivering better outcomes** - at a lower cost to the patient and the medical system
- **A robust IP portfolio with 15 patents granted, further 7 patent families pending**
- **Dual listed** - ASX (GTG) and Nasdaq (GENE)

In 2020 we will offer the most comprehensive suite of polygenic risk assessment tests on the market

Products & Pipelines

Genetic Technologies


Test kit
geneType
A personalised colorectal cancer risk assessment test
colorectal cancer

CR Cancer


Test kit
geneType
A personalised breast cancer risk assessment test
breast cancer

Breast Cancer


Test kit
geneType
A personalized Germline Mutation risk assessment test
BRCA

BRCA Panel


Test kit
geneType
A personalized Lynch Syndrome Panel risk assessment test
LYNCH Syndrome

Lynch Syndrome


Test kit
geneType
Prostate cancer

Prostate


Test kit
geneType
Type 2 diabetes

Diabetes


Test kit
geneType
CVD (IHD & AF)

CVD


geneType
melanoma

Melanoma


Test kit
geneType
Depression

Depression


geneType
COVID-19 SDR
(serious disease risk)

COVID-19

COVID-19 SDR (Serious disease risk)

World first genetic risk test that predicts your risk of hospitalisation & life threatening complications

Genetype for COVID-19 SDR

- World first
- Combines genetic risk with clinical risk
- Up to 111% better at identifying risk than clinical risk models on their own*
- Simple oral swab test
- Allows for remote screening
- Accurate and low cost*
- Designed to protect the vulnerable and first responders
- Has the potential to be an alternative to a one size fits all lockdown strategy
- Undergoing technical validation in GTG's laboratory
- Expected to be market ready Q1 2021***
- In discussion with US labs who are able to scale up & distribute to whole of USA**



Test kit
geneType
A personalised
COVID-19 HOSPITALISATION
risk test
GeneType for
COVID-19 SDR
[serious disease risk]
Exempt human specimen

Indication

- Able to identify who is:
  - at risk of serious life threatening complications
  - who needs to isolate as a precaution
  - needs to be prioritised for vaccination
- To assist with management of individuals who are not suitable or have serious reservations with regards to being immunised
- Offer medical intervention as a priority

* "An integrated clinical and genetic model for predicting risk of severe COVID-19" available at: https://www.medrxiv.org/content/10.1101/2020.09.30.20204453v1.full.pdf

** GTG anticipates the registration of an LDT COVID-19 severity test should take less than 45 days after validation (based on estimates received)

*** Increased data set is currently undergoing integration into our risk test. Product launch expected to be extended by 4 weeks.

GENETIC TESTING & REIMBURSEMENT

Genetic Technologies


Test kit
geneType
A personalized
Germline Mutation
risk assessment test
BRCA

BRCA Panel


Test kit
geneType
A personalized
Lynch Syndrome Panel
risk assessment test
LYNCH
Syndrome

Lynch Syndrome Panel

Germline by Genetype *(BRCA)* **+ Polygenic by Genetype** *(PRS)* **= 100% Genetic Risk cover**

Germline by Genetype *(Lynch Syndrome)* **+ Polygenic by Genetype** *(PRS)* **= 100% Genetic Risk cover**

Germline Testing (BRCA/Lynch Syndrome)

- Inherited genes validated technology associated with high incidence of cancer risk
- reimburable both in the US and Australia
- NGS Sequencing
  - is increasingly used in medical management of patients and their immediate families
- Allows for the seamless introduction of PRS tests into clinical management
- When combined with PRS, gives you 100% genetic risk cover
- Lab validation plus certification & **REIMBURSEMENT** expected to be completed by end of 1H 2021

BREAST CANCER


BRCA
5%
FAMILY HISTORY BUT NO HIGH-PENETRANCE MUTATION SUCH AS BRCA
10%
85%
PRS TEST COVERS
95%
OF WOMEN
(GENETYPE FOR BREAST CANCER)

UP TO 100% GENETIC RISK COVER*

*UP TO 100% COVER = GERMLINE MUTATION TESTING PLUS POLYGENIC RISK SCORE

Genetype for Mental Health

Genetic Technologies


Test kit
geneType
A personalized
risk assessment test
Genetype for
Depression
Decision-support &
pharmacogenetic guided therapy
powered by Taliaz

Powered by Taliaz's Predictix platform

Utilising a combination of:
genetic, metabolic, clinical & demographic background data in conjuction with AI & ML to create diagnostic and pharmacogenetic solutions that are 47% better than current best in class practises.

- CE Marked, in the process of acquiring TGA approval, expected to be Market ready end of 1H 2021
- Better outcomes due to superior therapeutic drug selection
- Addresses major unmet needs for a disease with a multi billion dollar global cost
- Anticipated for market release in 2H 2021*

*Subject to regulatory approval

Expansion/Growth/Market Size

Genetic Technologies


ONCOLOGY
BC, CRC, PC, Melanoma
CVD (Heart Disease)
IHD, AF
Metabolic Diseases
Diabetes
COVID-19
SDR
GENETIC TECHNOLOGIES
(Genetype)
Lifestyle
Ancestry /Microbiome
Pharmoco-genetics
Mental Health
(by Taliaz)
Germline Testing
(BRCA, Lynch Syndrome)

Product development completed

Future pipelines

Genetic Technologies

SALES & DISTRIBUTION
by Region

- Certified by US regulators **CLIA** to sell into the USA
- Certified by Australian regulators: **NATA**, to sell into the Australian market
- Looking to commence **CE** certification with the view of entering the European market with our novel genetic risk tests in 2021

SALES & DISTRIBUTION
by Method

- **CIT** (Consumer initiated testing and online sales and marketing platform with medical supervision) launched in Australia & the USA in Q4 2020
- **DTC** (Direct to consumer testing with no medical supervision) including ancestry and gut microbiome testing scheduled Q2 2021
- **BtoB** sales via the medical profession
- Certifying **reimbursible** Germline testing platform
- Combined with an educational program to target health professionals mediated VR professional industry education content providers

Corporate

Genetic Technologies

- Dual listed on ASX and the Nasdaq the worlds largest biotech exchange Listings In 2001 and 2005 respectively
- 600 shares on the ASX equate to 1 ADR (American Depository Receipts) in the USA which are interchangeable via custodian bank of Mellon with 70% of stock held in the USA
- 10 million ADR's with extremely low float
- August 2020 to October 2020 average trading value in USD $1.1m per day
- ADR price USD $4.92 and share price $0.007 as at 9 December 2020
- Market cap of approximately AUD $58m as at 9 December 2020
- Current mandate with HC Wainright as USA bankers
- Presented at JPMorgan biotech conference in January in San Francisco and HC Wainright virtual conference in July 2020
- Approximately AUD $18m cash with 24 months runway as at 30 September 2020

Progress over the year

Genetic Technologies

1Q 2020

Launched CIT
Australia

Colorectal Cancer
Market Release

2Q 2020

COVID-19 sdr test
Pivoted and established the test with target release this month

3Q 2020

COVID-19 risk of hospitalisation
Test prototype

4Q 2020

Cardiovascular
Prototype

Type 2 Diabetes
Prototype

COVID-19
Validation &Regulatory Approval

Melanoma

Prostate Cancer

Germline
BRCA/ Lynch

Mental Health
Taliaz

1H 2021

COVID-19
Market Release

Germline
Market Release

High Density/Multitest
Market Release will include the following:
Breast Cancer, Colorectal Cancer, CVD, T2D, Melanoma, Prostate Cancer, COVID-19

Mental Health
Taliaz
Market Release



geneType
Test kit
BRCA
LYNCH
Syndrome
Depression
COVID-19 SDR
geneType
A personalised genetic risk score
Test kit
Multitest by Genetype
Oncological
Cardiovascular
Metabolic
Test Kit

The next 12 months

Genetic Technologies

Complete development of high density multi disease tests to:

- Provide coverage of >70% mortality causes in western society using a single swab
- Delivering low cost, accurate risk data

Establishing new divisions:

- Oncology
- Metabolic Diseases
- Cardiovascular Disease
- Mental Health (including cognitive decline)
- Pharmacogenomics (Pgx)
- General Wellness

Commission Next Generation Sequencing (NGS)

- Establish products in related monogenic space
- Combine monogenic and polygenic testing under one integrated service to deliver up to 100% genetic risk cover

Determine the feasability of a subscription service

- Provides individuals with updates on their ongoing disease risk without the need to re-test for as little as $1 a day

Leverage CIT Platform and Telehealth for Consumer Initiated Testing

Expanding product offering with COVID-19 sdr Test and further product releases over the year